APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Smokey Vale
Balance Sheet - unaudited
For the period ended 3/15/2020

	Current Period	Prior Period
	15-Mar-20	15-Mar-19
ASSETS		
Current Assets:		
Cash	$ -	$ -
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	-	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ -	$ -
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-		-
Total Current Liabilities		-		-
Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Capital Stock/Partner's Equity		-		-
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		-		-
TOTAL LIABILITIES & EQUITY	$	-	$	-
Balance Sheet Check		-		-

I, <u>Paul Howlett</u>, certify that:

1. The financial statements of Smokey Vale LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Smokey Vale LLC has not been included in this Form as Smokey Vale LLC was formed on 11/13/2019 and has not filed a tax return to date.

Signature   <u>*Paul Howlett*</u>
                DocuSigned by:
                175C32A1E89F4F3...

Name: <u>Paul Howlett</u>

Title: <u>Founder</u>